UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.

(Exact Name of the Registrant as Specified in the Charter)

America Mobile

(Translation of Registrant’s Name into English)

Lago Zurich 245,

Plaza Carso / Edificio Telcel, Piso

16 Colonia Ampliación Granada,

Alcaldía Miguel Hidalgo,

11529, Mexico City,

México

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Exhibit A

América Móvil’s third quarter of

2022 financial and operating report

October 18th, 2022 / 3Q22

Mexico City - América Móvil, S.A.B. de C.V. (“América Móvil”) [BMV: AMX] [NYSE: AMX, AMOV], announced today its financial and operating results for the third quarter of 2022.

•

We added 2.9 million wireless subscribers in the third quarter, including 1.9 million postpaid clients with over half of which came from Brazil, 329 thousand from Austria, 215 thousand from Colombia and 155 thousand from Peru.

•

In the prepaid segment we added one million subscribers. Mexico contributed with 402 thousand net adds, Colombia 307 thousand and the Central America and Eastern Europe block with almost 135 thousand each.

•

On the fixed-line platform we obtained 156 thousand broadband accesses, including 95 thousand in Argentina and 31 thousand in Central America, bringing the total to 31.1 million accesses, 2.1% more than a year before.

•	Third quarter revenue of 214.5 billion pesos was up 1.8% year-on-year in nominal peso terms, with service revenue increasing 3.0% in nominal peso term and 5.9% year-on-year at constant exchange rates.

•	Mobile service revenue rose more than 9% year-on-year at constant exchange rates both in the prepaid and the postpaid segments. It was the fastest rate of growth observed in at least five quarters.

•	Fixed-line service revenue remained flat with broadband revenue up 3.4% at constant exchange rates and that of corporate networks 12.6%— the fastest pace in five quarters.

•	EBITDA rose 2.3% year-on-year to 83.2 billion pesos—5.0% at constant exchange rates—with the EBITDA margin expanding to 38.8% from 38.6% a year before.

•

Our operating profit increased 5.2% to 43.6 billion pesos which helped bring about a net profit of 18.0 billion pesos after 16.5 billion pesos in comprehensive financing costs that were 34.2% below that of the prior year mostly on account of foreign exchange losses incurred then.

•

Our capital expenditures, 105.3 billion pesos in the nine months to September, were fully funded by our operating cash flow. Our surplus operating cash flow, together with 71.7 billion pesos in net financing raised in the period allowed us to cover 45.7 billion pesos in shareholder distributions, 20.0 billion pesos in labor obligations; and 13.3 billion pesos in the net acquisition of ownership interests, coming from the acquisition of a portion of Oi’s mobile clients and the sale of our interest in Claro Panama.

•	At the end of September our net debt—excluding leases—stood at 411.7 billion pesos, equivalent to 1.39 times EBITDAaL.

We will host our conference call to discuss 3Q22 financial and operating results on October 19th at 9:00 am Mexico City time. To access the call please log on to www.americamovil.com/investors

América Móvil Fundamentals

	3Q22	3Q21
Earnings per Share (Mex$) (1)	0.28	0.24
Earning per ADR (US$) (2)	0.28	0.24
EBITDA per Share (Mex$) (3)	1.31	1.24
EBITDA per ADR (US$)	1.29	1.24
Net Income (millions of Mex$)	17,969	15,811
Average Shares Outstanding (billion)	63.8	65.8
Shares Oustanding End of Period (billion)	63.6	65.50

(1)	Net Income / Average Shares outstanding
(2)	20 shares per ADR
(3)	EBITDA / Average Shares Outstanding

América Móvil’s Subsidiaries as of September 2022

Country	Brand	Business	Equity
Mexico	Telcel	wireless	100.0%
	Telmex	wireline	98.8%
	Sección Amarilla	other	100.0%
	Telvista	other	90.0%
Argentina	Claro	wireless	100.0%
	Telmex	wireline	100.0%
Brazil	Claro	wireless/wireline	99.6%
Chile	Claro	wireless	100.0%
	Telmex	wireline	100.0%
Colombia	Claro	wireless/wireline	99.4%
Costa Rica	Claro	wireless	100.0%
Dominicana	Claro	wireless/wireline	100.0%
Ecuador	Claro	wireless/wireline	100.0%
El Salvador	Claro	wireless/wireline	95.8%
Guatemala	Claro	wireless/wireline	99.3%
Honduras	Claro	wireless/wireline	100.0%
Nicaragua	Claro	wireless/wireline	99.6%
Paraguay	Claro	wireless/wireline	100.0%
Peru	Claro	wireless/wireline	100.0%
Puerto Rico	Claro	wireless/wireline	100.0%
Uruguay	Claro	wireless/wireline	100.0%
Netherlands	KPN	wireless/wireline	17.9%
Austria	Telekom Austria	wireless/wireline	51.0%

Note

On November 23rd, 2021 and on July 1st, 2022 we completed the sale of TracFone Wireless and Claro Panama, respectively. The financial statements presented in this report account for TracFone and Panama as discontinued operations and include the net profit generated by those subsidiaries up to the date of the divestment and the net gain generated by its sale, under “net income from discontinued operations”.

The reported figures for Argentina corresponding to the third quarter of 2022 are presented in accordance with a) IAS29 reflecting the effects of the adoption of inflationary accounting that became mandatory after the Argentinean economy was deemed to be hyperinflationary in the third quarter of 2018 and b) IAS21 translated to Mexican pesos using the end-of-period exchange rate.

All comparisons at constant exchange rates for America Móvil’s consolidated figures will exclude Argentina to ensure consistency.

Relevant Events

10-year dollar denominated bond of 750M USD

On July 18th, we issued a 10-year dollar denominated bond in the amount of 750 million dollars that pays a coupon of 4.7%.

Tender offer of 550M euro hybrid note

On September 16th, America Móvil initiated a tender offer to purchase for cash any or all outstanding securities of its 550 million euro hybrid note with a 2073 maturity but callable in May 2023. At the settlement date América Móvil received 88.6% of the securities. The remainder amount of bonds has been called at par.

Sitios Latinoamérica spin-off was completed

The spin-off process of Sitios Latinoamérica was completed and its shares began trading in the Mexican Stock Exchange (BMV) on September 29th. América Móvil transferred 29,090 towers in 13 countries and Sitios Latinoamérica is now the second largest tower company in Latin America. In the process we also transferred to Sitios Latinoamérica net debt in the amount of 2.3 billion dollars.

Joint venture between Claro Chile and VTR

On October 6th, Liberty Latin América and América Móvil confirmed that they received all authorizations to proceed with the joint venture of their respective Chilean operations, VTR and Claro Chile have closed the joint venture agreement.

Access Lines

1.9M postpaid net adds

In the third quarter we added 2.9 million wireless subscribers—of which 1.9 million were postpaid clients—bringing our base to 307.8 million subscribers at the end of September, 9.6% more than a year before. More than half of the new postpaid clients came from Brazil, with Austria contributing 329 thousand subs, Colombia 215 thousand and Peru 155 thousand.

Mexico led the way in prepaid, with 402 thousand net adds, followed by Colombia with 307 thousand and the Central America and Eastern Europe block with almost 135 thousand each.

156k new broadband accesses

On the fixed-line platform, broadband accesses increased by 156 thousand in the quarter. We registered disconnections of 181 thousand and 27 thousand, respectively, in fixed-line voice and PayTV.

We ended September with 382 million access lines, which includes 308 million wireless subscribers and 75 million fixed-line RGUs.

Wireless subscribers as of September 2022

Total(1) (Thousands)
Country	Sep ’22	Jun ’22	Var.%	Sep ’21	Var.%
Argentina, Paraguay and Uruguay	26,789	26,638	0.6%	25,949	3.2%
Austria	8,651	8,306	4.2%	7,638	13.3%
Brazil	86,629	85,735	1.0%	69,213	25.2%
Central America	16,381	16,189	1.2%	15,392	6.4%
Caribbean	7,276	7,222	0.7%	6,876	5.8%
Chile	7,188	7,228	-0.6%	6,818	5.4%
Colombia	36,844	36,322	1.4%	34,356	7.2%
Eastern Europe	15,125	14,969	1.0%	15,094	0.2%
Ecuador	8,900	8,802	1.1%	8,547	4.1%
Mexico	81,808	81,364	0.5%	79,315	3.1%
Peru	12,256	12,202	0.4%	11,810	3.8%

Total Wireless Lines	307,847	304,977	0.9%	281,006	9.6%

(1)	Includes total subscribers of all companies in which América Móvil holds an economic interest; does not consider the date in which the companies started being consolidated.

Fixed-Line and Other Accesses (RGUs) as of September 2022

Total(1) (Thousands)
Country	Sep ’22	Jun ’22	Var.%	Sep ’21	Var.%
Argentina, Paraguay and Uruguay	2,676	2,417	10.7%	1,860	43.8%
Austria	2,971	2,995	-0.8%	3,074	-3.4%
Brazil(2)	24,302	24,699	-1.6%	25,604	-5.1%
Central America	4,579	4,514	1.4%	4,343	5.4%
Caribbean	2,695	2,673	0.8%	2,630	2.5%
Chile	1,233	1,284	-4.0%	1,345	-8.4%
Colombia	9,184	9,075	1.2%	8,789	4.5%
Eastern Europe	3,183	3,140	1.4%	2,979	6.9%
Ecuador	607	582	4.3%	512	18.4%
Mexico	21,121	21,256	-0.6%	21,546	-2.0%
Peru	1,993	1,962	1.6%	1,886	5.7%

Total RGUs	74,543	74,594	-0.1%	74,569	0.0%

(1)	Fixed Line, Broadband and Television (Cable & DTH).
(2)	The number of PayTV units has been adjusted to the criteria by which we report to the local regulator.

América Móvil Consolidated Results

The increasingly hawkish tone by the Fed’s governors in the context of strong inflationary pressures brought about renewed increases in U.S. interest rates in the latter half of the third quarter after a lull in its first half, with 10-year rates ending the period at 3.83%, just missing a break over 4% a few days earlier.

Our third quarter revenue reached 214.5 billion pesos, up 1.8% year-on-year, with service revenue rising 3.0%. At constant exchange rates service revenue expanded 5.9% as mobile service revenue jumped 9.7% and fixed-line service revenue remained almost flat, +0.2%. Year-over-year the Mexican peso appreciated strongly vis-à-vis the Colombian and Chilean pesos, 12.9% and 18.5% respectively, and even more vs. the euro, 16.0%. It remained practically flat vis-à-vis the U.S. dollar and the Brazilian real. The appreciation of the peso explains the difference between revenue growth in nominal and constant exchange rates.

Mobile service revenue rose more than 9% year-on-year at constant exchange rates both in the prepaid and the postpaid segments. It was the fastest rate of growth observed in at least five quarters, with postpaid revenue accelerating in each of the last two quarters partly buoyed by 5G services.

Brazil led the way in mobile service revenue growth at 22.5% —which includes the impact of the incorporation of part of Oi’s mobile clients—followed by Mexico and Eastern Europe, with 9.7% and 6.9% respectively. At 3.0%, Colombia posted its best revenue growth rate in five quarters, as did the Central-America block, with 6.5%. Revenue growth in Ecuador on an improving trend for several quarters, posted a 1.6% increase in the period.

On the fixed-line platform broadband revenue rose 3.4% at constant exchange rates and that of corporate networks increased 12.6%—also the fastest pace in five quarters—helping offset a 5.4% reduction in PayTV services and a 6.1% decline in wireline voice revenue. Corporate networks was our fastest growing business line across the board, with Brazil posting a 27.7% rate; Colombia 14.4% and Mexico 8.1%. Fixed-broadband revenue increased between 4 and 5% in both Mexico and Brazil, with Eastern Europe revenue surging 13.5%.

Our EBITDA rose 2.3% year-on-year to 83.2 billion pesos—5.0% at constant exchange rates—with the EBITDA margin expanding to 38.8% from 38.6% a year before. Brazil was the top performer with a 10.8% increase, followed by Eastern Europe with 8.7%.

EBITDA expansion helped bring about a 5.2% increase in our operating profit to 43.6 billion pesos, resulting in an 18.0 billion pesos net profit in the quarter after 16.5 billion pesos in comprehensive financing costs that were 34.2% below that of the prior year mostly on account of foreign exchange losses incurred then.

Our capital expenditures, 105.3 billion pesos in the nine months to September, were fully funded by our operating cash flow. Our surplus operating cash flow, together with 71.7 billion pesos in net financing raised in the period allowed us to cover 45.7 billion pesos in shareholder distributions—including 20.9 billion pesos in share buybacks—20.0 billion pesos in labor obligations; and 13.3 billion pesos in the net acquisition of ownership interests, coming from the acquisition of a portion of Oi’s mobile clients and the sale of our interest in Claro Panama.

Our net debt excluding leases ended September at 412 billion pesos—equivalent to 1.39 times LTM EBITDAaL—having increased by 4.0 billion pesos relative to December. The spin-off of Sitios Latinoamérica in August resulted in the separation of 29,090 towers in 13 countries but also brought about a reduction of 46.7 billion pesos in our net financial debt, as it migrated over to Sitios.

América Móvil’s Income Statement Proforma(1) Millions of Mexican pesos

	3Q22	3Q21	Var.%	Jan-Sep 22	Jan-Sep 21	Var.%
Service Revenue	179,716	174,514	3.0%	536,518	517,744	3.6%
Equipment Revenue	32,495	34,351	-5.4%	98,761	102,509	-3.7%

Total Revenue(2)	214,466	210,771	1.8%	641,666	625,908	2.5%
Cost of Service	56,080	54,963	2.0%	166,974	163,133	2.4%
Cost of Equipment	28,317	29,554	-4.2%	85,695	87,760	-2.4%
Selling, General & Administrative Expenses	45,685	43,974	3.9%	139,066	132,719	4.8%
Others	1,172	933	25.6%	3,187	3,859	-17.4%

Total Costs and Expenses	131,254	129,425	1.4%	394,922	387,470	1.9%
EBITDA	83,212	81,346	2.3%	246,745	238,437	3.5%
% of Total Revenue	38.8%	38.6%		38.5%	38.1%
Depreciation & Amortization	39,641	39,945	-0.8%	122,387	119,863	2.1%
EBIT	43,571	41,401	5.2%	124,358	118,574	4.9%
% of Total Revenue	20.3%	19.6%		19.4%	18.9%
Net Interest Expenses	9,367	7,270	28.8%	28,306	24,329	16.3%
Other Financial Expenses	5,239	6,156	-14.9%	23,717	12,456	90.4%
Foreign Exchange Loss	1,863	11,607	-83.9%	-24,849	6,891	n.m.
Comprehensive Financing Cost (Income)	16,469	25,033	-34.2%	27,174	43,676	-37.8%
Income & Deferred Taxes	10,852	3,756	188.9%	33,852	22,876	48.0%

Net Income before Minority Interest and Equity Participation in Results of Affiliates	16,250	12,612	28.8%	63,332	52,022	21.7%
Equity Participation in Results of Affiliates	52	103	-49.0%	48	119	-59.5%
Minority Interest	-1,738	-1,771	1.9%	-4,309	-4,005	-7.6%

Net Income from Continued Operations	14,564	10,944	33.1%	59,071	48,135	22.7%

Net Income from Discontinued Operations (TracFone)	3,405	4,867	-30.0%	3,379	12,301	-72.5%

Net Income	17,969	15,811	13.7%	62,450	60,437	3.3%

(1)	Adjusted to reflect the sale of TracFone and Panama and the spin-off of Sitios Latinoamérica.
(2)	Total Revenue include Other Revenue.

n.m. Not meaningful.

Balance Sheet - América Móvil Consolidated(1) Millions of Mexican pesos

	Sep ‘22	Dec ‘21	Var.%		Sep ‘22	Dec ‘21	Var.%
Current Assets				Current Liabilities
Cash, Marketable Securities & Other Short Term Investments	112,845	156,383	-27.8%	Short Term Debt(2)	144,073	145,223	-0.8%
Accounts Receivable	214,683	212,977	0.8%	Lease-Related Debt	33,969	27,632	22.9%
Other Current Assets	17,232	10,611	62.4%	Accounts Payable	234,931	260,879	-9.9%
Inventories	31,822	24,185	31.6%	Other Current Liabilities	130,024	100,279	29.7%

	376,582	404,157	-6.8%		542,998	534,013	1.7%
Non Current Assets				Non Current Liabilities
Plant & Equipment, gross	1,351,620	1,408,997	-4.1%	Long Term Debt	380,430	418,807	-9.2%
-Depreciation	687,224	677,801	1.4%	Lease-Related Debt	100,214	71,022	41.1%

Plant & Equipment, net	664,397	731,197	-9.1%	Other Liabilities	175,106	211,766	-17.3%

Rights of Use	121,945	90,372	34.9%		655,749	701,595	-6.5%
Investments in Affiliates and Other Investments	9,975	9,947	0.3%
Deferred Assets
Goodwill (Net)	143,330	136,578	4.9%
Intangible Assets	131,646	143,226	-8.1%	Shareholder’s Equity	431,556	454,042	-5.0%
Deferred Assets	182,428	174,173	4.7%

Total Assets	1,630,304	1,689,650	-3.5%	Total Liabilities and Equity	1,630,304	1,689,650	-3.5%

(1)	Includes current portion of Long Term Debt.
(2)	Includes current portion of Long Term Debt.

Mexico

443k mobile net adds

In the third quarter we added 443 thousand wireless subscribers—402 thousand prepaid clients and 41 thousand postpaids—to finish September with 81.8 million wireless subscribers, 3.1% more than a year before. We have seen improving trends in postpaid growth linked to our 5G offers. On the fixed-line segment we disconnected 135 thousand accesses, all of them voice accesses.

Mobile service revenue +9.7% YoY

Revenue totaled 76.2 billion pesos in the third quarter, a 3.1% increase from a year before, with service revenue expanding 6.5% year-on-year following a 4.9% increase the prior quarter. Mobile service revenue was up 9.7% over the prior year compared to 8.8% the prior quarter, with postpaid revenue growth accelerating to 8.6%—its best pace in at least five quarters—from 6.6% the prior quarter, and prepaid revenue growth continuing to increase 10.4%. ARPUs were up 7.6% and 6.3% in the postpaid and prepaid segments, respectively, partly as a result of upselling to 5G services.

Broadband & corporate networks best growth rate

On the fixed-line platform service revenue was flat, 0.3%, having declined 2.5% in the second quarter, with both broadband and corporate network services posting their best growth rate in several quarters, 4.1% and 8.1%, respectively which helped offset an 8.0% reduction in wireline voice revenue.

EBITDA +4.3% YoY

EBITDA came in at 31.3 billion pesos, a 4.3% increase from the prior year, with the EBITDA margin reaching 41.0%, as costs and expenses (excluding equipment) rose 5.8%, less than service revenue.

5G coverage in 64 cities

At the end of the quarter we had 64 cities with 5G coverage. We have continued with the migration of traffic and subscribers over to our 5G network.

Income Statement - Mexico Millions of Mexican pesos

	3Q22	3Q21	Var.%	Jan-Sep 22	Jan-Sep 21	Var.%
Total Revenue(1)	76,215	73,918	3.1%	225,418	220,675	2.1%
Total Service Revenue	60,064	56,402	6.5%	175,823	166,663	5.5%
Total Equipment Revenue	14,733	16,584	-11.2%	45,473	51,150	-11.1%
Wireless Revenue	55,659	53,891	3.3%	165,017	160,452	2.8%
Service Revenue	41,042	37,429	9.7%	119,865	109,667	9.3%
Equipment Revenue	14,618	16,462	-11.2%	45,152	50,784	-11.1%
Fixed Line Revenue	19,138	19,095	0.2%	56,280	57,361	-1.9%
Service Revenue	19,023	18,973	0.3%	55,958	56,996	-1.8%
Equipment Revenue	116	121	-4.9%	322	366	-12.0%
EBITDA	31,250	29,961	4.3%	92,533	88,169	4.9%
% total revenue	41.0%	40.5%		41.0%	40.0%
EBIT	23,165	22,203	4.3%	68,543	64,987	5.5%
% total revenue	30.4%	30.0%		30.4%	29.4%

(1)	Revenue reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue include other income.

Mexico Operating Data

	3Q22	3Q21	Var.%
Wireless Subscribers (thousands)	81,808	79,315	3.1%
Postpaid	14,582	14,553	0.2%
Prepaid	67,226	64,762	3.8%
ARPU (MxP)	168	159	5.9%
Churn (%)	3.3%	3.4%	(0.2)
Revenue Generating Units (RGUs)(1)	21,121	21,546	-2.0%
Fixed Lines	11,000	11,498	-4.3%
Broadband	10,121	10,048	0.7%

(1)	Fixed Line and Broadband.

Brazil

958k postpaid adds

We gained 894 thousand wireless subscribers in Brazil in the third quarter, adding 958 thousand postpaid clients and disconnecting 65 thousand prepaids. At the end of the quarter we had 86.6 million subscribers in Brazil, which represents a 25.2% increase from the year before. On the fixed-line platform we disconnected 397 thousand accesses, most of which were wireline accesses, 195 thousand, but also 167 thousand PayTV clients.

Service revenue +9.0% YoY

Third quarter revenue was up 9.9% year-on-year to 10.8 billion reais as service revenue growth accelerated to 9.0% from 8.0% the prior quarter. On the mobile platform service revenue climbed 22.5%, its best performance in at least five quarters partly reflecting the incorporation of a group of Oi’s mobile clients from May 1st. In both the prepaid and postpaid segments revenue growth was more dynamic than it had been the prior quarter, with prepaid revenue climbing 32.3% and postpaid revenue 19.9%.

Broadband revenue +4.7% YoY

On the fixed-line platform service revenue declined 3.1%, slightly more than in the second quarter, 2.5%, mostly on account of wireline voice revenue falling 14.3% year-on-year compared to a 13.1% reduction the prior quarter. Corporate networks revenue expanded 27.7%, up from 22.5% in the second quarter, with broadband revenue growth decelerating slightly to 4.7% from 5.0%. PayTV revenue growth, although still negative, is on an improving trend, going from -12.9% in the fourth quarter to -10.8% in the third quarter, having observed smaller declines each quarter in between.

EBITDA was up 10.8% YoY

EBITDA jumped 10.8% year-on-year to 4.4 billion reais with the EBITDA margin coming in at 40.5% as the increase in costs and expenses—7.1% excluding equipment costs—remained below that of service revenue.

5G coverage in 27 cities

We launched 5G services in Brazil in July in the 3.5GHz frequency in 27 cities. Claro also launched new postpaid plans designed for high data consumers in 5G.

Income Statement - Brazil Millions of BrL

	3Q22	3Q21	Var.%	Jan-Sep 22	Jan-Sep 21	Var.%
Total Revenue(1)	10,803	9,833	9.9%	31,343	29,362	6.7%
Total Service Revenue	10,387	9,531	9.0%	30,270	28,439	6.4%
Wireless Revenue	5,890	4,755	23.9%	16,486	14,005	17.7%
Service Revenue	5,499	4,488	22.5%	15,482	13,153	17.7%
Equipment Revenue	392	267	46.4%	1,004	852	17.9%
Fixed Line Revenue	4,888	5,046	-3.1%	14,789	15,289	-3.3%
EBITDA	4,375	3,950	10.8%	12,656	11,771	7.5%
% total revenue	40.5%	40.2%		40.4%	40.1%
EBIT	1,764	1,482	19.0%	4,571	4,120	11.0%
% total revenue	16.3%	15.1%		14.6%	14.0%

(1)	Revenue reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions.

Total revenue includes other income.

Brazil Operating Data

	3Q22	3Q21	Var.%
Wireless Subscribers (thousands)	86,629	69,213	25.2%
Postpaid	48,937	40,267	21.5%
Prepaid	37,691	28,945	30.2%
ARPU (BrL)	21	22	-2.6%
Churn (%)	2.70%	3.00%	(0.3)
Revenue Generating Units (RGUs)(1)	24,302	25,604	-5.1%

(1)	Fixed Line, Broadband and Television. The number of PayTV units has been adjusted to the criteria by which we report to the local regulator.

Colombia

522k mobile net adds

We added 522 thousand wireless subscribers in the period, slightly more than those gained the year-earlier quarter, of which 215 thousand were postpaid and 307 thousand were prepaid. We finished September with 36.8 million wireless subscribers, up 7.2% over the prior year with our postpaid base increasing almost twice as rapidly: 13.6%. Fixed-line RGUs totaled 9.2 million at the end of the quarter after adding 110 thousand units including 29 thousand PayTV subscriptions, 60 thousand landlines and 20 thousand broadband accesses.

Mobile service revenue +3.0% YoY

Third quarter revenue of 3.7 trillion Colombian pesos was 1.1% higher than a year before on the back of service revenue growth of 2.0% (slightly higher than in the precedent quarter) under strong competition in both the fixed and mobile segments. Mobile service revenue rose 3.0% year-on-year with postpaid growing 4.3% and prepaid rising 0.5%. Fixed-line service revenue was up 0.6% supported by corporate networks that increased 14.4% and to a lesser extent PayTV revenue that came in 1.0% above last year.

EBITDA margin at 42.8% of revenue

With mounting annual inflation rates that reached 10.1% in September Claro has increased its efforts to contain costs. EBITDA of 1.6 trillion Colombian pesos was 0.3% higher than in the same quarter of 2021 and the EBITDA margin stood at 42.8% of revenue.

Income Statement – Colombia Billions of COP

	3Q22	3Q21	Var.%	Jan-Sep 22	Jan-Sep 21	Var.%
Total Revenue(1)	3,690	3,649	1.1%	11,115	10,771	3.2%
Total Service Revenue	2,866	2,809	2.0%	8,532	8,387	1.7%
Wireless Revenue	2,494	2,447	1.9%	7,534	7,181	4.9%
Service Revenue	1,726	1,675	3.0%	5,112	5,027	1.7%
Equipment Revenue	769	772	-0.4%	2,421	2,154	12.4%
Fixed Line Revenue	1,168	1,160	0.7%	3,500	3,445	1.6%
EBITDA	1,580	1,575	0.3%	4,735	4,637	2.1%
% total revenue	42.8%	43.2%		42.6%	43.0%
EBIT	905	952	-5.0%	2,770	2,772	-0.1%
% total revenue	24.5%	26.1%		24.9%	25.7%

(1)	Revenue reflects eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue includes other income.

Colombia Operating Data

	3Q22	3Q21	Var.%
Wireless Subscribers (thousands)(1)	36,844	34,356	7.2%
Postpaid	9,535	8,392	13.6%
Prepaid	27,309	25,964	5.2%
ARPU (COP)	15,894	16,688	-4.8%
Churn (%)	3.70%	4.50%	(0.8)
Revenue Generating Units (RGUs)(2)	9,184	8,789	4.5%

(1)	Due to differences in the policy for accounting active subscribers, the figures in this report are different from those published by the Ministry of Communications of Colombia (MinTIC).
(2)	Fixed Line, Broadband and Television.

Peru

155k postpaid net adds

We ended September with 12.3 million wireless subscribers, 3.8% more than a year before. In line with the trends observed the last few quarters, clients continue to migrate from prepaid to postpaid: we booked 155 thousand net contract gains, but lost 101 thousand prepaid subscribers. Fixed-line RGUs increased by 31 thousand in the period—including 12 thousand broadband accesses and 11 thousand PayTV subscriptions—to reach almost two million units.

Mobile service revenue +5.5% YoY

Total revenue reached 1.6 billion Peruvian soles, 1.1% more than a year before, with service revenue rising 4.5%. Mobile service revenue increased 5.5% with postpaid revenue expanding 9.6%. On the fixed-line platform, service revenue came in at 1.4% above the prior year on the back of PayTV revenue and broadband revenue which rose 10.3% and 3.7%, respectively.

EBITDA growth recovered

As a result of revenue growth, cost controls and better equipment margins, EBITDA recovered from a -10.6% decline in the second quarter to a -0.9% in the third quarter. The EBITDA margin stood at 36.3%.

We continue to have a positive balance from Mobile Number Portability which reflects the consumer preferences for Claro’s network and customer care.

Income Statement - Perú Millions of Soles

	3Q22	3Q21	Var.%	Jan-Sep 22	Jan-Sep 21	Var.%
Total Revenue(1)	1,584	1,567	1.1%	4,780	4,503	6.1%
Total Service Revenue	1,188	1,138	4.4%	3,482	3,271	6.4%
Wireless Revenue	1,279	1,268	0.9%	3,880	3,636	6.7%
Service Revenue	891	844	5.5%	2,605	2,423	7.5%
Equipment Revenue	388	424	-8.3%	1,275	1,213	5.1%
Fixed Line Revenue	297	294	1.3%	877	849	3.4%
EBITDA	575	580	-0.9%	1,601	1,701	-5.9%
% total revenue	36.3%	37.0%		33.5%	37.8%
EBIT	278	276	0.9%	711	828	-14.2%
% total revenue	17.6%	17.6%		14.9%	18.4%

(1)	Revenue reflects eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue includes other income.

Peru Operating Data

	3Q22	3Q21	Var.%
Wireless Subscribers (thousands)	12,256	11,810	3.8%
Postpaid	5,521	4,921	12.2%
Prepaid	6,735	6,890	-2.2%
ARPU (Sol)	24	24	0.6%
Churn (%)	4.4%	4.0%	0.4
Revenue Generating Units (RGUs)(1)	1,993	1,886	5.7%

(1)	Fixed Line, Broadband and Television.

Ecuador

98k wireless net adds

Our wireless subscriber base finished September with 8.9 million clients, 4.1% more than a year before, after adding 98 thousand new clients in the period. On the fixed-line segment we had a total of 607 thousand RGUs, 18.4% more than a year before, following net gains of 25 thousand units including almost 10 thousand new broadband accesses.

Fixed-line service revenue 4.7% YoY

Revenue reached 260 million dollars, 2.4% more than in the same quarter of last year with service revenue rising 2.0%, up from 0.4% in the second quarter and -3.2% in the first. Mobile service revenue increased 1.6% to 203 million dollars in spite of a downfall in ARPU that resulted from aggressive promotions in the midst of a tough economic environment. Fixed-line service revenue growth improved from 2.2% in the second quarter to 4.7% in the current period on the back of greater cross-selling efforts with attractive bundle offers.

EBITDA was up 5.1% YoY

At 123 million dollars third quarter EBITDA came in 5.1% above last year’s, resulting from better top line performance and operating efficiencies. The EBITDA margin reached 47.3%; 1.2 percentage points higher than that of the third quarter of 2021.

Income Statement - Ecuador Millions of Dollars

	3Q22	3Q21	Var.%	Jan-Sep 22	Jan-Sep 21	Var.%
Total Revenue(1)	260	254	2.4%	766	760	0.7%
Total Service Revenue	230	225	2.0%	675	677	-0.3%
Wireless Revenue	233	228	2.3%	683	681	0.3%
Service Revenue	203	200	1.6%	595	600	-0.7%
Equipment Revenue	30	28	7.0%	88	81	8.4%
Fixed Line Revenue	27	26	3.4%	82	79	4.0%
EBITDA	123	117	5.1%	356	342	4.0%
% total revenue	47.3%	46.0%		46.5%	45.0%
EBIT	71	66	7.6%	212	185	14.7%
% total revenue	27.2%	25.9%		27.6%	24.3%

(1)	Revenue reflects eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue includes other income.

Ecuador Operating Data

	3Q22	3Q21	Var.%
Wireless Subscribers (thousands)	8,900	8,547	4.1%
Postpaid	2,170	2,070	4.8%
Prepaid	6,730	6,477	3.9%
ARPU (US$)	8	8	-3.2%
Churn (%)	3.3%	3.3%	—
Revenue Generating Units (RGUs)(1)	607	512	18.4%

(1)	Fixed Line, Broadband and Television.

Chile

Joint venture between Claro Chile with VTR

On October 6th, we received the approvals to proceed with the joint venture of our operation Claro Chile and VTR. The combined entity will be better positioned to increase access and coverage in the country and will generate benefits for its clients.

44k prepaid net adds

During the third quarter we disconnected 84 thousand postpaid subscribers and added 44 thousand prepaids to finish September with 7.2 million wireless subscribers, 5.4% more than a year before. We also had 1.2 million fixed-line RGUs after cutting 51 thousand fixed units in the period.

EBITDA came in at 17M ChP

Total revenue contracted 21.5% on the back of service revenue that fell 10.9% and equipment revenue that plummeted 51.4% over the year. On the mobile segment, service revenue declined 15.7% and on the fixed-line segment 5.2%. EBITDA for the period came in at 16.6 million Chilean pesos; it was equivalent to 9.9% of revenue.

Income Statement - Chile Millions of ChP

	3Q22	3Q21	Var.%	Jan-Sep 22	Jan-Sep 21	Var.%
Total Revenue(1)	167,813	213,756	-21.5%	551,540	607,266	-9.2%
Total Service Revenue	142,183	159,529	-10.9%	442,111	483,625	-8.6%
Wireless Revenue	98,028	138,560	-29.3%	337,370	381,255	-11.5%
Service Revenue	72,501	86,011	-15.7%	228,081	260,505	-12.4%
Equipment Revenue	25,528	52,550	-51.4%	109,289	120,750	-9.5%
Fixed Line Revenue	69,683	73,519	-5.2%	214,032	223,120	-4.1%
EBITDA	16,617	36,685	-54.7%	82,749	119,604	-30.8%
% total revenue	9.9%	17.2%		15.0%	19.7%
EBIT	-43,015	-12,235	-251.6%	-79,322	-30,665	-158.7%
% total revenue	-25.6%	-5.7%		-14.4%	-5.0%

(1)	Revenue reflects eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue includes other income.

Chile Operating Data

	3Q22	3Q21	Var.%
Wireless Subscribers (thousands)	7,188	6,818	5.4%
Postpaid	2,905	2,757	5.4%
Prepaid	4,283	4,060	5.5%
ARPU (ChP)	3,343	4,508	-25.8%
Churn (%)	4.7%	4.7%	—
Revenue Generating Units (RGUs)(1)	1,233	1,345	-8.4%

(1)	Fixed Line, Broadband and Television.

Argentina

For comparison purposes all comments in this section related to annual variations of the presented period for Argentina refer to figures in constant peso terms, that is, adjusted for inflation in accordance to NIC 29. Information for Uruguay and Paraguay is not presented in the table.

105k wireless net adds and 255k fixed-line new RGUs

We ended September with 23.8 million wireless subscribers after adding 105 thousand wireless subscribers in the third quarter; two thirds were postpaid. Fixed-line RGUs rose 54% over the year to 2.4 million after net additions of 255 thousand in the quarter including 95 thousand new broadband accesses.

Price increases fell short of actual inflation, affecting revenues

Third quarter revenue of 66.3 billion Argentinean pesos was down 12.8% compared to the prior year as a result of an 18.4% contraction in service revenue that compares to minus 10.7% in the second quarter. The price increases we planned for fell short of actual inflation rates exacerbating the impact in revenue; additionally, consumers have felt more constrained in terms of disposable income and we experienced more pressure in ARPU. Mobile service revenue was 19.8% below than that of the same period of last year while fixed service revenue declined 10.2% in real terms.

EBITDA margin at 40.2% of revenue

We have made extraordinary efforts to adjust costs; EBITDA for the quarter was 26.7 billion Argentinean pesos, 14.5% lower than last year, EBITDA margin was equivalent to 40.2% of revenue, 0.8 percentage points below last year’s.

Committed to excel in customer experience—albeit inflationary challenges—Claro continues to lead in mobile number portability.

Income Statement - Argentina Millions of Constant ARS of September 2022

	3Q22	3Q21	Var.%	Jan-Sep 22	Jan-Sep 21	Var.%
Total Revenue(1)	66,274	76,035	-12.8%	203,026	220,778	-8.0%
Total Service Revenue	49,988	61,295	-18.4%	160,408	179,416	-10.6%
Wireless Revenue	58,566	67,500	-13.2%	179,321	196,324	-8.7%
Service Revenue	42,467	52,919	-19.8%	137,212	155,448	-11.7%
Equipment Revenue	16,100	14,582	10.4%	42,109	40,876	3.0%
Fixed Line Revenue	7,521	8,376	-10.2%	23,195	23,967	-3.2%
EBITDA	26,667	31,204	-14.5%	82,053	88,623	-7.4%
% total revenue	40.2%	41.0%		40.4%	40.1%
EBIT	21,772	25,206	-13.6%	66,478	70,184	-5.3%
% total revenue	32.9%	33.2%		32.7%	31.8%

(1)	Revenue reflects eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue includes other income.

Argentina Operating Data

	3Q22	3Q21	Var.%
Wireless Subscribers (thousands)	23,775	23,049	3.1%
Postpaid	9,072	8,724	4.0%
Prepaid	14,702	14,325	2.6%
ARPU (ARS)	628	794	-21.0%
Churn (%)	1.5%	1.3%	0.2
Revenue Generating Units (RGUs)(1)	2,356	1,535	53.5%

(1)	Fixed Line, Broadband and Television.

Central America

192k mobile net adds and 65k new fixed-line RGUs

Our operations in Central America added 192 thousand subscribers including 51 thousand contract subs. Our wireless subscriber base ended September with 16.4 million, a 6.4% increase from the year-earlier quarter. Fixed-line RGUs rose 5.4% annually to 4.6 million after net gains of 65 thousand units that include 43 thousand additional PayTV units and 31 thousand broadband accesses.

Service revenue accelerated to 3.6%

Revenue of 589 million dollars in the third quarter was 5.4% above that of the prior year as service revenue growth accelerated to 3.6% from 1.9% in the second quarter. Following subscriber growth, we saw mobile service revenue expanding 6.5%—the highest growth rate in six quarters—with strong performance in all markets, with prepaid revenue increasing 7.2% and postpaid 5.5%. Fixed-line service revenue fell 1.5% as the decline in wireline voice revenue, 7.9%, more than offset revenue growth in the other segments: PayTV, 4.4%; corporate networks, 2.8%; and broadband 0.7%.

EBITDA +1.2% YoY

EBITDA came in at 252 million dollars which is equivalent to 42.8% of revenues. The period’s EBITDA was 1.2% above that of the prior year.

5G launch in Guatemala

On July 20th we launched 5G services in Guatemala with nation-wide presence covering all major cities. We continue to improve our platforms and were recognized by OOKLA as the best network in all markets in Central America.

Networks and overall customer experience have allowed us to report net gains from mobile number portability in every country in the block.

Income Statement(1) - Central America Millions of Dollars

	3Q22	3Q21	Var.%	Jan-Sep 22	Jan-Sep 21	Var.%
Total Revenue(2)	589	559	5.4%	1,740	1,661	4.8%
Total Service Revenue	505	487	3.6%	1,499	1,453	3.2%
Wireless Revenue	401	370	8.3%	1,174	1,097	7.1%
Service Revenue	329	309	6.5%	969	918	5.6%
Equipment Revenue	72	61	17.5%	205	179	14.7%
Fixed Line Revenue	183	185	-1.1%	551	552	-0.3%
EBITDA	252	249	1.2%	758	730	3.8%
% total revenue	42.8%	44.6%		43.5%	44.0%
EBIT	134	139	-3.9%	408	392	4.1%
% total revenue	22.7%	24.9%		23.4%	23.6%

(1)	Revenue reflects eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue includes other income.
(2)	Revenue reflects eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue includes other income.

Central America Operating Data(1)

	3Q22	3Q21	Var.%
Wireless Subscribers (thousands)	16,381	15,392	6.4%
Postpaid	2,333	2,168	7.6%
Prepaid	14,049	13,224	6.2%
ARPU (US$)	7	7	-0.1%
Churn (%)	5.9%	5.7%	0.2
Revenue Generating Units (RGUs)(2)	4,579	4,343	5.4%

(1)	Fixed Line, Broadband and Television.
(2)	Fixed Line, Broadband and Television.

Caribbean

59k wireless net adds in Dominican Republic

We added 59 thousand wireless subscribers in the Dominican Republic. Postpaid net adds came in line with those of the last two quarters at 13 thousand whereas prepaid additions totaled 46 thousand. We ended the period with 6.2 million clients, 7.1% more than a year before. Fixed-line RGUs expanded 2.6% over the year after adding four thousand units.

Service revenue +5.4% YoY in Dominican Republic

In the Dominican Republic, revenue rose 6.0% year-on-year to 14.8 billion Dominican pesos, with service revenue increasing 5.4%. Wireless service revenue was up 5.1% in the period climbing 7.1% in the postpaid segment and 3.5% on prepaid. Fixed-line service revenue was 5.8% greater than in the year-earlier quarter on the back of broadband and corporate networks revenue that expanded 13.8% and 13.0%, respectively.

EBITDA +5.7% YoY in Dominican Republic

EBITDA increased 5.7% to 7.6 billion Dominican pesos and the EBITDA margin remained practically unchanged at 51.3%.

Puerto Rico hit by hurricane Fiona

On September 17th Puerto Rico was hit by hurricane Fiona, causing widespread flooding and severe damage. Power went out leaving thousands of households without basic services like water and functioning sewer systems. Claro has made a great effort to restore communication services in the island using alternative sources of power and emergency equipment.

On account of the disruption experienced in the last two weeks of the quarter, we saw a deterioration of operating and financial metrics in the period. The full damage and impact is being assessed and will be reported in due course.

Service revenue +3.2% YoY

Total revenue declined 1.2% relative to last year with service revenue up 3.2%. Wireless service revenue remained roughly flat even as prepaid revenue declined 8.2%. Fixed-line service revenue was up 8.7% as a result of strong growth in Pay TV services that more than doubled over the year, and broadband revenue that increased 10.8%. EBITDA declined 0.6% as the EBITDA margin stood at 19.4% of revenue.

Income Statement - Caribbean Millions of Dollars

	3Q22	3Q21	Var.%	Jan-Sep 22	Jan-Sep 21	Var.%
Total Revenue(1)	489	462	5.8%	1,448	1,381	4.9%
Total Service Revenue	435	404	7.8%	1,280	1,203	6.4%
Wireless Revenue	307	294	4.2%	925	876	5.6%
Service Revenue	255	240	6.0%	756	704	7.4%
Equipment Revenue	52	54	-4.0%	168	171	-1.8%
Fixed Line Revenue	184	166	11.0%	531	505	5.1%
EBITDA	182	168	8.5%	542	500	8.3%
% total revenue	37.2%	36.3%		37.4%	36.2%
EBIT	95	83	14.0%	282	248	13.5%
% total revenue	19.5%	18.1%		19.4%	18.0%

(1)	Revenue reflects eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue includes other income.

Caribbean Operating Data

	3Q22	3Q21	Var.%
Wireless Subscribers (thousands)	7,276	6,876	5.8%
Postpaid	2,162	2,130	1.5%
Prepaid	5,114	4,747	7.7%
ARPU (US$)	12	12	-2.1%
Churn (%)	3.2%	3.1%	0.1
Revenue Generating Units (RGUs)(1)	2,695	2,630	2.5%

(1)	Fixed Line, Broadband and Television.

Austria

345k wireless net adds

We added 345 thousand subscribers in the third quarter, almost all were postpaid. Our wireless subscriber base finished September with 8.7 million, 13.3% more than a year before. On the fixed-line segment we ended the quarter with three million RGUs after net disconnections of 24 thousand in the period.

Mobile service revenue +4.8% YoY

Revenue growth of 4.5% accelerated from 1.5% in the second quarter backed by equipment revenue growth of 38%. Service revenue rose 1.0% with mobile service revenue increasing 4.8% more than compensating for the fixed-line service revenue decline of 1.7%. We had a good performance in mobile stemming from improvements in visitor roaming, strong demand for mobile-WiFi services and inflation-linked price adjustments. Fixed-line service revenue suffered from a contraction in retail sales.

EBITDA +4.7% YoY

Our adjusted EBITDA was roughly flat, +0.2%, whereas EBITDA increased 4.7% to 292 million euros on account to the release of pension related provisions associated to interest rate increases. The aforementioned effect more than compensated for surging electricity costs, greater content and advertising costs and overall operating expenses that have been affected by rising inflation. The margin for the quarter stood at 41.6% of revenue, just above that of the year-earlier quarter.

Income Statement - Austria Millions of Euros

	3Q22	3Q21	Var.%	Jan-Sep 22	Jan-Sep 21	Var.%
Total Revenue(1)	702	673	4.5%	2,042	1,996	2.3%
Total Service Revenue	608	601	1.0%	1,799	1,773	1.4%
Wireless Revenue	319	303	5.4%	923	888	3.9%
Service Revenue	264	252	4.8%	769	729	5.4%
Equipment Revenue	55	50	8.3%	154	159	-3.0%
Fixed Line Revenue	371	359	3.5%	1,081	1,072	0.8%
EBITDA	292	279	4.7%	795	757	5.0%
% total revenue	41.6%	41.5%		38.9%	37.9%
Adjusted EBITDA(2)	301	300	0.2%	845	820	3.0%
% total revenue	42.8%	44.6%		41.4%	41.1%
EBIT	154	144	7.0%	383	347	10.5%
% total revenue	21.9%	21.4%		18.8%	17.4%

For further detail please visit www.a1.group/en/investor-relations

(1)	Total revenue includes other income.
(2)	Does not include restructuring charges in Austria.

Austria Operating Data

	3Q22	3Q21	Var.%
Wireless Subscribers (thousands)(1)	8,651	7,638	13.3%
Postpaid	7,568	6,616	14.4%
Prepaid	1,082	1,022	5.9%
ARPU (euros)	11	11	-6.3%
Churn (%)	0.7%	0.8%	-0.1
Revenue Generating Units (RGUs)(2)	2,971	3,074	-3.4%

(1)	Includes A1 Digital subscribers.
(2)	Fixed Line, Broadband and Television.

Other European

156k wireless net adds and 43k new RGUs

Our combined operations in Eastern Europe registered net additions of 156 thousand in the quarter including 45 thousand from Macedonia, 41 thousand from Bulgaria, 39 thousand from Croatia and 23 thousand from Belarus. Our combined base ended the quarter with 15.1 million wireless subscribers, 0.2% more than a year before. On the fixed-line segment we added 43 thousand RGUs bringing the total to 3.2 million RGUs, 6.9% more than a year before. Belarus lead the way with 25 thousand followed by Bulgaria with 11 thousand. Broadband was the fastest growing division.

Service revenue +8.6% YoY at constant exchange rates

Revenue growth accelerated to 10.1% from 7.3% in the precedent quarter to 601 million euros. Service revenue rose 11.2%; with mobile growing 9.6% and fixed expanding 16.1%. All operations posted service revenue growth and solid operational trends; Belarus registered the highest nominal growth rate partly on account of a sharp appreciacition of its currency vs. the euro.

EBITDA +8.7% YoY at constant exchange rates

EBITDA came in at 237 million euros, 11.9% more than a year before as inflationary pressures were more than offset by strong top line performance and noteworthy EBITDA expansion in Belarus and Bulgaria. The margin for the period was 39.5%, up 60 basis points from last year’s quarter. Excluding the effect of the appreciation mentioned above the EBITDA increased 8.7% year-on-year .

Income Statement - Other European Millions of Euros

	3Q22	3Q21	Var.%	Jan-Sep 22	Jan-Sep 21	Var.%
Total Revenue(1)	601	545	10.1%	1,653	1,536	7.6%
Total Service Revenue	471	424	11.2%	1,308	1,196	9.4%
Wireless Revenue	459	428	7.3%	1,265	1,198	5.6%
Service Revenue	353	322	9.6%	974	899	8.3%
Equipment Revenue	106	106	0.3%	291	299	-2.7%
Fixed Line Revenue	130	109	19.1%	356	313	13.6%
EBITDA	237	212	11.9%	646	585	10.4%
% total revenue	39.5%	38.8%		39.1%	38.1%
EBIT	131	112	17.1%	342	289	18.5%
% total revenue	21.9%	20.6%		20.7%	18.8%

For further detail please visit www.a1.group/en/investor-relations

(1)	Revenue reflects eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue includes other income.

Other European Operating Data

	3Q22	3Q21	Var.%
Wireless Subscribers (thousands)	15,125	15,094	0.2%
Postpaid	12,140	11,977	1.4%
Prepaid	2,985	3,117	-4.2%
ARPU (euros)	8	7	8.1%
Churn (%)	1.6%	1.5%	0.2
Revenue Generating Units (RGUs)(1)	3,183	2,979	6.9%

(1)	Fixed Line, Broadband and Television.

Exchange Rates Local Currency Units per Mexican peso

	3Q22	3Q21	Var.%	Jan-Sep 22	Jan-Sep 21	Var.%
Euro
End of Period	0.0502	0.0425	18.1%	0.0502	0.0425	18.1%
Average	0.049	0.0424	15.7%	0.0463	0.0415	11.5%

U.S.
End of Period	0.0492	0.0492	0.0%	0.0492	0.0492	0.0%
Average	0.0494	0.05	-1.2%	0.0493	0.0497	-0.7%

Brazilean Real
End of Period	0.2663	0.2679	-0.6%	0.2663	0.2679	-0.6%
Average	0.2591	0.2612	-0.8%	0.2532	0.265	-4.4%

Argentinean Peso
End of Period	7.2551	4.8626	49.2%	7.2551	4.8626	49.2%
Average	6.6997	4.8596	37.9%	5.9218	4.6359	27.7%

Chilean Peso
End of Period	47.289	39.9833	18.3%	47.289	39.9833	18.3%
Average	45.6985	38.535	18.6%	42.3467	36.6291	15.6%

Colombian Peso
End of Period	223.19	188.84	18.2%	223.19	188.84	18.2%
Average	216.21	192.14	12.5%	200.68	183.70	9.2%

Guatemalan Quetzal
End of Period	0.3882	0.3809	1.9%	0.3882	0.3809	1.9%
Average	0.3832	0.3868	-0.9%	0.3807	0.3846	-1.0%

Peruvian Sol
End of Period	0.1962	0.2037	-3.7%	0.1962	0.2037	-3.7%
Average	0.1923	0.2023	-4.9%	0.1884	0.1906	-1.2%

Dominican Republic Peso
End of Period	2.6505	2.7869	-4.9%	2.6505	2.7869	-4.9%
Average	2.6716	2.8546	-6.4%	2.7295	2.8539	-4.4%

Exchange Rates Local Currency Units per USD

	3Q22	3Q21	Var.%	Jan-Sep 22	Jan-Sep 21	Var.%
Euro
End of Period	1.0202	0.8636	18.1%	1.0202	0.8636	18.1%
Average	0.9927	0.8482	17.0%	0.9388	0.8359	12.3%

Mexican Peso
End of Period	20.3058	20.306	0.0%	20.3058	20.306	0.0%
Average	20.2412	20.0062	1.2%	20.267	20.1188	0.7%

Brazilean Real
End of Period	5.4066	5.4394	-0.6%	5.4066	5.4394	-0.6%
Average	5.2444	5.2254	0.4%	5.1318	5.3313	-3.7%

Argentinean Peso
End of Period	147.32	98.74	49.2%	147.32	98.74	49.2%
Average	135.609	97.2213	39.5%	120.0163	93.2692	28.7%

Chilean Peso
End of Period	960.24	811.9	18.3%	960.24	811.9	18.3%
Average	924.992	770.9386	20.0%	858.242	736.9324	16.5%

Colombian Peso
End of Period	4,532.07	3,834.68	18.2%	4,532.07	3,834.68	18.2%
Average	4,376.41	3,844.06	13.8%	4,067.10	3,695.83	10.0%

Guatemalan Quetzal
End of Period	7.8837	7.7337	1.9%	7.8837	7.7337	1.9%
Average	7.7571	7.7384	0.2%	7.715	7.7379	-0.3%

Peruvian Sol
End of Period	3.984	4.136	-3.7%	3.984	4.136	-3.7%
Average	3.8928	4.0463	-3.8%	3.8181	3.8353	-0.4%

Dominican Republic Peso
End of Period	53.82	56.59	-4.9%	53.82	56.59	-4.9%
Average	54.0757	57.1089	-5.3%	55.3196	57.4168	-3.7%

Appendix

Financial Debt of América Móvil(1) Millions

	Sep-22	Dec-21
Peso - denominated debt (MxP)	100,214	85,737
Bonds(2)	51,934	51,657
Banks and others	48,280	34,080
U.S. Dollar - denominated debt (USD)	8,521	8,466
Bonds	8,496	7,751
Banks and others	25	715
Euro - denominated Debt (EUR)	7,320	8,497
Bonds	6,150	7,697
Commercial Paper	50	0
Banks and others	1,120	800
Sterling - denominated Debt (GBP)	2,200	2,200
Bonds	2,200	2,200
Reais - denominated Debt (BRL)	9,891	5,500
Bonds	8,250	5,500
Banks and others	1,641	0
Debt denominated in other currencies(3) (MxP)	18,515	23,384
Bonds	5,446	6,102
Banks and others	13,069	17,282

Total Debt (MxP)	524,503	564,030
Cash, Marketable Securities and Short Term Financial Investments(4) (MxP)	119,678	163,278

Net Debt (MxP)	404,825	400,752

(1)	This table does not include the effect of forwards and derivatives used to hedge our foreign exchange exposure. It includes financial debt of Telekom Austria.
(2)	Includes the effect of inflation-linked debt.
(3)	Includes Peruvian soles and Chilean pesos.
(4)	Includes fixed income securities with nominal tenor of more than one year.

Summary Cash Flow Millions of Mexican pesos

	Jan-Sep 22	Jan-Sep 21
Funds from Operations	115,276	185,723
Capital Expenditures	105,271	91,536

Free Cash Flow(1)	8,521	92,616
Dividends and Share Buybacks	45,746	34,791
Sale of Ownership Interest(2)	-33,459	-1,141
Net Debt Amortizations(2)	-24,993	37,600
Amortization of Labor Obligations	19,970	14,540
Other	1,257	6,828

(1)	There are approximately one billion pesos directed to the provisioning to the early retirement plans in Austria that has been substracted from the Free Cash Flow in 2022 and 2021.
(2)	Includes 47 billion pesos from the spin-off of Sitios Latinoamérica which is treated as a sale with the proceeds utilized to reduce debt.

AMERICA MOVIL, S.A.B. DE C.V.	Consolidated
Ticker: AMX	Quarter: 3 Year: 2022

[210000] Statement of financial position, current/non-current

Concept	Close Current Quarter 2022-09-30	Close Previous Exercise 2021-12-31
Statement of financial position [abstract]
Assets [abstract]
Current assets [abstract]
Cash and cash equivalents	27,678,829,000	38,679,891,000
Trade and other current receivables	165,035,264,000	160,271,044,000
Current tax assets, current	47,415,550,000	43,734,164,000
Other current financial assets	89,002,254,000	127,834,008,000
Current inventories	31,821,865,000	24,185,310,000
Current biological assets	0	0
Other current non-financial assets	15,628,480,000	9,452,252,000
Total current assets other than non-current assets or disposal groups classified as held for sale or as held for distribution to owners	376,582,242,000	404,156,669,000
Non-current assets or disposal groups classified as held for sale or as held for distribution to owners	0	0

Total current assets	376,582,242,000	404,156,669,000

Non-current assets [abstract]
Trade and other non-current receivables	7,812,599,000	6,928,888,000
Current tax assets, non-current	11,843,137,000	11,792,731,000
Non-current inventories	0	0
Non-current biological assets	0	0
Other non-current financial assets	6,833,188,000	6,894,757,000
Investments accounted for using equity method	0	0
Investments in subsidiaries, joint ventures and associates	3,142,178,000	3,052,481,000
Property, plant and equipment	664,396,511,000	731,196,679,000
Investment property	0	0
Right-of-use assets that do not meet definition of investment property	121,944,582,000	90,372,393,000
Goodwill	143,330,328,000	136,578,194,000
Intangible assets other than goodwill	131,646,378,000	143,225,764,000
Deferred tax assets	133,125,491,000	127,287,934,000
Other non-current non-financial assets	29,646,934,000	28,163,359,000

Total non-current assets	1,253,721,326,000	1,285,493,180,000

Total assets	1,630,303,568,000	1,689,649,849,000

Equity and liabilities [abstract]
Liabilities [abstract]
Current liabilities [abstract]
Trade and other current payables	207,482,416,000	237,206,440,000
Current tax liabilities, current	61,160,714,000	59,525,325,000
Other current financial liabilities	178,271,412,000	155,257,180,000
Current lease liabilities	33,969,414,000	27,632,357,000
Other current non-financial liabilities	0	0
Current provisions [abstract]
Current provisions for employee benefits	23,349,552,000	16,858,343,000
Other current provisions	38,764,266,000	37,533,121,000
Total current provisions	62,113,818,000	54,391,464,000
Total current liabilities other than liabilities included in disposal groups classified as held for sale	542,997,774,000	534,012,766,000
Liabilities included in disposal groups classified as held for sale	0	0

Total current liabilities	542,997,774,000	534,012,766,000

Non-current liabilities [abstract]
Trade and other non-current payables	2,593,022,000	2,698,276,000
Current tax liabilities, non-current	0	0

AMERICA MOVIL, S.A.B. DE C.V.	Consolidated
Ticker: AMX	Quarter: 3 Year: 2022

Concept	Close Current Quarter 2022-09-30	Close Previous Exercise 2021-12-31
Other non-current financial liabilities	380,429,841,000	418,807,430,000
Non-current lease liabilities	100,213,526,000	71,021,868,000
Other non-current non-financial liabilities	0	0
Non-current provisions [abstract]
Non-current provisions for employee benefits	131,185,993,000	142,850,465,000
Other non-current provisions	10,825,576,000	16,752,223,000
Total non-current provisions	142,011,569,000	159,602,688,000
Deferred tax liabilities	30,501,424,000	49,465,095,000

Total non-current liabilities	655,749,382,000	701,595,357,000

Total liabilities	1,198,747,156,000	1,235,608,123,000

Equity [abstract]
Issued capital	95,327,783,000	96,333,432,000
Share premium	0	0
Treasury shares	0	0
Retained earnings	496,298,343,000	447,690,426,000
Other reserves	(222,147,259,000)	(154,388,931,000)
Total equity attributable to owners of parent	369,478,867,000	389,634,927,000
Non-controlling interests	62,077,545,000	64,406,799,000

Total equity	431,556,412,000	454,041,726,000

Total equity and liabilities	1,630,303,568,000	1,689,649,849,000

AMERICA MOVIL, S.A.B. DE C.V.	Consolidated
Ticker: AMX	Quarter: 3 Year: 2022

[310000] Statement of comprehensive income, profit or loss, by function of expense

Concept	Accumulated Current Year 2022-01-01 - 2022-09-30	Accumulated Previous Year 2021-01-01 - 2021-09-30	Quarter Current Year 2022-07-01 - 2022-09-30	Quarter Previous Year 2021-07-01 - 2021-09-30
Profit or loss [abstract]
Profit (loss) [abstract]
Revenue	641,666,233,000	625,907,639,000	214,466,279,000	210,770,583,000
Cost of sales	375,055,641,000	370,755,974,000	124,038,171,000	124,462,566,000
Gross profit	266,610,592,000	255,151,665,000	90,428,108,000	86,308,017,000
Distribution costs	92,939,167,000	88,981,968,000	31,191,924,000	29,717,863,000
Administrative expenses	46,126,820,000	43,736,756,000	14,492,902,000	14,255,875,000
Other income	0	0	0	0
Other expense	3,186,901,000	3,858,842,000	1,172,300,000	933,204,000
Profit (loss) from operating activities	124,357,704,000	118,574,099,000	43,570,982,000	41,401,075,000
Finance income	37,928,690,000	2,789,506,000	7,073,736,000	1,246,694,000
Finance costs	65,102,551,000	46,465,063,000	23,542,956,000	26,279,698,000
Share of profit (loss) of associates and joint ventures accounted for using equity method	48,014,000	118,674,000	52,303,000	102,551,000
Profit (loss) before tax	97,231,857,000	75,017,216,000	27,154,065,000	16,470,622,000
Tax income (expense)	33,851,832,000	22,876,408,000	10,852,082,000	3,755,909,000
Profit (loss) from continuing operations	63,380,025,000	52,140,808,000	16,301,983,000	12,714,713,000
Profit (loss) from discontinued operations	3,378,869,000	12,301,354,000	3,405,014,000	4,866,761,000
Profit (loss)	66,758,894,000	64,442,162,000	19,706,997,000	17,581,474,000
Profit (loss), attributable to [abstract]
Profit (loss), attributable to owners of parent	62,449,704,000	60,436,753,000	17,969,166,000	15,810,799,000
Profit (loss), attributable to non-controlling interests	4,309,190,000	4,005,409,000	1,737,831,000	1,770,675,000
Earnings per share [text block]
Earnings per share [abstract]
Earnings per share [line items]
Basic earnings per share [abstract]
Basic earnings (loss) per share from continuing operations	0.92	0.72	0.23	0.17
Basic earnings (loss) per share from discontinued operations	0.05	0.18	0.05	0.07
Total basic earnings (loss) per share	0.97	0.9	0.28	0.24
Diluted earnings per share [abstract]
Diluted earnings (loss) per share from continuing operations	0.92	0.72	0.23	0.17
Diluted earnings (loss) per share from discontinued operations	0.05	0.18	0.05	0.07
Total diluted earnings (loss) per share	0.97	0.9	0.28	0.24

AMERICA MOVIL, S.A.B. DE C.V.	Consolidated
Ticker: AMX	Quarter: 3 Year: 2022

[520000] Statement of cash flows, indirect method

Concept	Accumulated Current Year 2022-01-01 - 2022-09-30	Accumulated Previous Year 2021-01-01 - 2021-09-30
Statement of cash flows [abstract]
Cash flows from (used in) operating activities [abstract]
Profit (loss)	66,758,894,000	64,442,162,000
Adjustments to reconcile profit (loss) [abstract]
+ Discontinued operations	(2,808,752,000)	896,391,000
+ Adjustments for income tax expense	33,851,832,000	22,876,408,000
+ (-) Adjustments for finance costs	15,016,511,000	32,373,967,000
+ Adjustments for depreciation and amortisation expense	122,386,951,000	119,863,151,000
+ Adjustments for impairment loss (reversal of impairment loss) recognised in profit or loss	0	0
+ Adjustments for provisions	14,497,642,000	16,037,279,000
+ (-) Adjustments for unrealised foreign exchange losses (gains)	0	0
+ Adjustments for share-based payments	0	0
+ (-) Adjustments for fair value losses (gains)	0	0
- Adjustments for undistributed profits of associates	0	0
+ (-) Adjustments for losses (gains) on disposal of non-current assets	330,915,000	566,035,000
	(48,014,000)	(118,674,000)
+ (-) Adjustments for decrease (increase) in inventories	(8,624,834,000)	(1,647,223,000)
+ (-) Adjustments for decrease (increase) in trade accounts receivable	(16,641,490,000)	(2,330,062,000)
+ (-) Adjustments for decrease (increase) in other operating receivables	(8,288,310,000)	(10,417,083,000)
+ (-) Adjustments for increase (decrease) in trade accounts payable	(10,006,014,000)	2,052,478,000
+ (-) Adjustments for increase (decrease) in other operating payables	(20,312,183,000)	(17,939,314,000)
+ Other adjustments for non-cash items	0	0
+ Other adjustments for which cash effects are investing or financing cash flow	0	0
+ Straight-line rent adjustment	0	0
+ Amortization of lease fees	0	0
+ Setting property values	0	0
+ (-) Other adjustments to reconcile profit (loss)	0	0
+ (-) Total adjustments to reconcile profit (loss)	119,354,254,000	162,213,353,000
Net cash flows from (used in) operations	186,113,148,000	226,655,515,000
- Dividends paid	0	0
	0	0
- Interest paid	0	0
+ Interest received	2,749,169,000	1,835,271,000
+ (-) Income taxes refund (paid)	39,490,141,000	26,544,350,000
+ (-) Other inflows (outflows) of cash	0	0
Net cash flows from (used in) operating activities	149,372,176,000	201,946,436,000
Cash flows from (used in) investing activities [abstract]
+ Cash flows from losing control of subsidiaries or other businesses	4,282,383,000	822,000,000
- Cash flows used in obtaining control of subsidiaries or other businesses	17,368,908,000	0
+ Other cash receipts from sales of equity or debt instruments of other entities	0	0
- Other cash payments to acquire equity or debt instruments of other entities	0	0
+ Other cash receipts from sales of interests in joint ventures	2,829,000	325,199,000
- Other cash payments to acquire interests in joint ventures	0	0
+ Proceeds from sales of property, plant and equipment	207,731,000	171,994,000
- Purchase of property, plant and equipment	103,313,027,000	84,465,790,000
+ Proceeds from sales of intangible assets	0	0
- Purchase of intangible assets	1,738,197,000	5,991,969,000
+ Proceeds from sales of other long-term assets	0	0
- Purchase of other long-term assets	0	0

AMERICA MOVIL, S.A.B. DE C.V.	Consolidated
Ticker: AMX	Quarter: 3 Year: 2022

Concept	Accumulated Current Year 2022-01-01 - 2022-09-30	Accumulated Previous Year 2021-01-01 - 2021-09-30
+ Proceeds from government grants	0	0
- Cash advances and loans made to other parties	0	0
+ Cash receipts from repayment of advances and loans made to other parties	0	0
- Cash payments for futures contracts, forward contracts, option contracts and swap contracts	0	0
+ Cash receipts from futures contracts, forward contracts, option contracts and swap contracts	0	0
+ Dividends received	4,682,650,000	2,628,600,000
- Interest paid	0	0
+ Interest received	0	0
	0	0
+ (-) Other inflows (outflows) of cash	46,549,976,000	(4,439,718,000)
Net cash flows from (used in) investing activities	(66,694,563,000)	(90,949,684,000)
Cash flows from (used in) financing activities [abstract]
+ Proceeds from changes in ownership interests in subsidiaries that do not result in loss of control	0	0
- Payments from changes in ownership interests in subsidiaries that do not result in loss of control	6,076,000	5,850,000
+ Proceeds from issuing shares	0	0
+ Proceeds from issuing other equity instruments	0	0
- Payments to acquire or redeem entity’s shares	20,920,392,000	22,418,965,000
- Payments of other equity instruments	0	0
+ Proceeds from borrowings	127,348,086,000	70,789,875,000
- Repayments of borrowings	120,911,994,000	103,347,911,000
- Payments of finance lease liabilities	0	0
- Payments of lease liabilities	25,349,068,000	23,589,855,000
+ Proceeds from government grants	0	0
- Dividends paid	29,523,313,000	15,000,231,000
- Interest paid	21,332,493,000	16,607,756,000
+ (-) Income taxes refund (paid)	0	0
+ (-) Other inflows (outflows) of cash	0	0
Net cash flows from (used in) financing activities	(90,695,250,000)	(110,180,693,000)
Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes	(8,017,637,000)	816,059,000
Effect of exchange rate changes on cash and cash equivalents [abstract]
Effect of exchange rate changes on cash and cash equivalents	(2,983,425,000)	(1,228,673,000)
Net increase (decrease) in cash and cash equivalents	(11,001,062,000)	(412,614,000)
Cash and cash equivalents at beginning of period	38,679,891,000	35,917,907,000
Cash and cash equivalents at end of period	27,678,829,000	35,505,293,000

Glossary of Terms

ARPU	Average Revenue per User. The ratio of service revenue in a given period to the average number of wireless subscribers in the same period.

Capex	Capital Expenditure. Accrued capital expenditures related to the expansion of the telecommunications infrastructure.

Churn	Disconnection Rate. The ratio of wireless subscribers disconnected during a given period to the number of wireless subscribers at the beginning of that period.

EBIT	Earnings Before Interest and Taxes, also known as Operating Profit.

EBIT margin	The ratio of EBIT to total operating revenue.

EBITDA	Earnings Before Interest, Taxes, Depreciation, and Amortization.

EBITDAaL	Earnings Before Interest, Taxes, Depreciation, and Amortization. Adjusted after lease payments.

EBITDA margin	The ratio of EBITDA to total operating revenue.

EPS (Mexican pesos)	Earnings per share. Total earnings in Mexican pesos divided by total shares.

Earnings per ADR (US$)	Total earnings in U.S. dollars divided by total ADRs equivalent.

Gross additions	Total number of subscribers acquired during the period.

Licensed pops	Licensed population. Population covered by the licenses that each of the companies manage.

LTE	Long-term evolution is a 4th generation standard for wireless communication of high-speed data for mobile phones and data terminals.

Market share	A company’s subscribers base divided by the total number of subscribers in that country.

MBOU	Megabytes of Use per subscriber. The ratio of wireless data in a given period to the average number of wireless subscribers in that same period. It is presented on a monthly basis.

Net subscriber additions	The difference in the subscriber base from one period to another. It is the different between gross additions and disconnections

Net debt	Total short and long term debt minus cash and marketable securities.

Net debt/EBITDA	The ratio of total short and long-term debt minus cash and securities to trailing 12-month income before interest, taxes, depreciation and amortization.

Prepaid	Subscriber that may recharge a mobile phone. The client does not hold a contract with the company.

Postpaid	Subscriber that has a contract for the use of voice and data.

SMS	Short Message Service.

SAC	Subscriber Acquisition Cost. The sum of handset subsidies, marketing expenses and commissions to distributors for handset activation. Handset subsidy is calculated as the difference between equipment cost and equipment revenue.

Wireless penetration	The ratio of total wireless subscribers in any given country divided by the total population in that country.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 20, 2022

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/s/ Carlos José Garcia Moreno Elizondo
Name: Carlos José Garcia Moreno Elizondo
Title: Chief Financial Officer